Exhibit 99.1

Global Partner for Success

HiSoft to Announce Second Quarter 2011 Financial Results on August 15, 2011

BEIJING, July 18, 2011 — HiSoft Technology International Limited (NASDAQ: HSFT) (“HiSoft” or the “Company”), a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China, today announced that it will report second quarter 2011 financial results, after U.S. markets close, on Monday, August 15, 2011.

Beginning with the Company’s second quarter 2011 financial results, HiSoft will provide its unaudited quarterly cash flow statement, disclosing the amount of cash used for operating, investing and financing activities.

HiSoft management will hold an earnings conference call at 6:00 p.m. Eastern Time on Monday, August 15, 2011, (6:00 a.m. Beijing/Hong Kong Time on Tuesday, August 16, 2011). Management will discuss results and highlights of the quarter and answer questions from investors.

The dial-in numbers for the conference call are as follows:

U.S. Toll Free: +1-800-860-2442

International Dial In: +1-412-858-4600

The conference call will be broadcast live over the Internet and can be accessed by clicking the following link: http://www.corpasia.net/cancast/us/index.php?id=usHSFT_23&version=e

Additionally, an archived webcast of this call will be available on the Investor Relations section of the HiSoft website at http://www.hisoft.com

About HiSoft Technology International Limited

HiSoft Technology International Limited (NASDAQ: HSFT) is a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China. HiSoft provides its services to leading companies around the world through a combination of onshore and offshore delivery capabilities. HiSoft leverages its skilled technology specialists and client-centric delivery centers to offer customers reliable and high-quality technology solutions.

For more information about HiSoft, please visit http://www.hisoft.com.

For investor and media inquiries please contact:

In China:

Ross Warner

HiSoft Technology International Limited

Tel: +86-10-5987-5865

Email: investor_relations@hisoft.com

Agustin Bautista

Ogilvy Financial, Beijing

Tel: +86-10-8520-6166

Email: hsft@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

Email: hsft@ogilvy.com

HiSoft Technology International Limited  ~  6/F Haya Plaza, No.1 Shangdi East Road Haidian District Beijing, China 100085